December 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549-4631

Attention:  W. John Cash, Branch Chief

Re:          Carpenter Technology Corporation

Form 10-K for Fiscal Year Ended June 30, 2013

Filed August 23, 2013

File No. 1-05828

Dear Mr. Cash:

This letter is to inform you we are in the process of preparing a response to the comment letter dated December 17, 2013 (the “Comment Letter”) from the Staff of the U.S. Securities Exchange Commission (the “Staff”) relating to Carpenter’s Form 10-K for the fiscal year ended June 30, 2013, filed on August 23, 2013.  We respectfully request an extension of time to respond to the Comment Letter. We appreciate the Staff’s willingness to grant our request. We intend to submit our response to the Staff on or before January 15, 2014.

If you have any further questions or comments, please feel free to contact me at (610) 208-4406.

Sincerely,

/s/ Tony R. Thene
Tony R. Thene
Senior Vice President and
Chief Financial Officer